UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2 ) *

Home Federal Bancorp, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

43710G105
(CUSIP Number)

November 12, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY NOTE

This Amendment No. 2 (“Amendment No. 2”) amends the Statement on Schedule 13G of Messrs. Ryan Heslop and Ariel Warszawski, Firefly Value Partners, LP, Firefly Management Company GP, LLC, FVP GP, LLC, FVP US-Q, LP, and FVP Master Fund, L.P. (collectively, the “Reporting Persons”), filed on November 20, 2009 (the “Original Filing”), as amended by the filing of Amendment No. 1 on January 26, 2010 (“Amendment No. 1”). The Reporting Persons are filing this Amendment No. 2 solely to correct the inadvertent omission of the Reporting Persons’ joint filing agreement pursuant to Rule 13d-1(k)(1) of the Securities and Exchange Act of 1934. Except as described above, no other changes have been made to the Original Filing nor Amendment No. 1 and the Company has not updated disclosure contained herein to reflect events that have occurred since the Original Filing, as amended. Accordingly, this Amendment No. 2 should be read in conjunction with the Original Filing and Amendment No. 1.

Exhibit No.	Document
99.1
Joint Filing Agreement, dated November 20, 2009, among Ryan Heslop, Ariel Warszawski, Firefly Value Partners, LP, FVP GP, LLC, Firefly Management Company, LLC, FVP Master Fund, L.P. and FVP US-Q, LP to file this joint statement on Schedule 13G.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2010

/s/ Ryan Heslop
Ryan Heslop

Ariel Warszawski
Firefly Value Partners, LP
FVP GP, LLC
Firefly Management Company GP, LLC
FVP Master Fund, L.P.
FVP US-Q, LP

By:	/s/ Ariel Warszawski
Ariel Warszawski, for himself and as Managing Member of FVP GP (for itself and as general partner of each of the Funds) and Firefly Management (for itself and as general partner of Firefly Partners)